RESULTS OF SHAREHOLDER VOTES

The Annual Meeting of Shareholders of the Fund was held on August 13, 2007. Holders of the Fund's common shares of beneficial interest voted on the election of Trustees.

Voting results for the election of Trustees are set forth below:

                                   # OF SHARES IN FAVOR    # OF SHARES WITHHELD
                                    ----------------        ------------------
Ronald A. Nyberg                       17,313,938                275,683

Ronald E. Toupin, Jr.                  17,309,526                280,095

Lorence D. Wheeler                     17,297,875                291,746

The terms of the following Trustees of the Fund did not expire in 2007: Randall
C. Barnes, Philip E. Blake, Frank Burgess, Nicholas Dalmaso and James R. Imhoff, Jr.